

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 10, 2017

Via Email
Mario Bonaccorso
Executive Vice President and Chief Financial Officer
90 Pitts Bay Road HM 08
Pembroke, Bermuda

> Re: **PartnerRe Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 5, 2017**
> **File No. 001-14536**

Dear Mr. Bonaccorso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You refer on page 27 to your Middle East, Africa and Russia regional unit. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. For instance, you disclose on page 27 that brokers Marsh (including Guy Carpenter) and Aon Group (including the Benfield Group) individually accounted for 10% or more of your 2016 total gross premiums. Both of these companies have reported insurance business involving Syria and Sudan in publicly available letters submitted to this agency within the past three years. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 16F Changes in Registrant's Certifying Accountant, page 96

3. Please amend your filing to include a letter from Deloitte as required pursuant to Item 16F(a)(3) of Form 20-F.

Item 18 Financial Statements
Notes to Consolidated Financial Statements
8. Non-life and Life and Health Reserves, page 126

4. Please provide us an analysis demonstrating why further disaggregation of your net incurred and paid loss and loss expense development tables for property and casualty and specialty segments provided herein pursuant to ASC 944-40-50-4A through 50-4I is not required. In this regard, include in your analysis:
    *   why the property and casualty lines within your property and casualty segment are not presented as separate tables;
    *   why separate tables are not necessary within your property and casualty segment for each or any of the five regions: North America; Europe; Asia; Latin America; and Middle East, Africa and Russia to which the segment "provides holistic access to property and casualty risks;" and
    *   why separate tables are not necessary to present the separate lines of business within your specialty segment.

5. Please provide us an analysis explaining why incurred and paid loss and loss expense development tables for health insurance included in your life and health segment is not required by ASC 944-40-50-4A through 50I.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance